Mail Stop 04-07

      							May 16, 2005

Via U.S. Mail and Fax (913-831-6556)
Mr. Paul R. Gardner
Chief Financial Officer
Concorde Career Colleges, Inc.
5800 Foxridge Drive
Suite 500
Mission, KS 66202

	RE:	Concorde Career Colleges, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 15, 2005

	Form 10-Q for the quarter ended March 31, 2005
	File No. 000-16992

Dear Mr. Gardner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

General
1. Tell us why you believe that you have only one reportable segment.
In this regard, we note that you classify your programs into three general categories. In addition, you have recently created a regional structure to manage your campuses. If you have aggregated more than one operating segment into a single reportable segment, tell us how you determined that you met the requirements in paragraph
17 of SFAS 131 for aggregation, including the requirement that the segments have similar economic characteristics.

Report of Independent Registered Public Accounting Firm, Part II - p16
2. Refer to your auditor`s report where they state that their audit was conducted "in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)." The opinion should state, instead, that the audit was "conducted in accordance with the standards of the PCAOB." Have your auditors revise their report to comply with PCAOB Auditing Standard No.1 and the related SEC Release 34-49707.

Consolidated Statements of Operations
3. It appears that revenue and cost of revenue associated with your products and services are not segregated in accordance with Rule 5-03
(b) of Regulation S-X. If your revenue from the sale of textbooks and uniforms is greater than 10% of total revenues, revise your income statement to present these amounts separately.

Note 1- Business and Summary of Significant Accounting Policies

	Revenue Recognition
4. We note that you establish an account receivable and corresponding deferred revenue liability for each student upon commencement of a program of study. Tell us why you believe it is appropriate to recognize the receivable prior to earning the tuition revenue and the deferred revenue prior to receiving the cash. Tell us how your policy of recording receivables complies with the definition of an asset in Statement of Financial Accounting Concepts 6.

Item 9a - Controls and Procedures, page 34
5. We note your disclosure that "our management, including the Chief
Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures, subject to limitations as noted below, were effective." Please revise to delete the "subject to limitations" qualification and state simply whether or not management concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Alternatively you may state simply, if true, that management concluded that your disclosure controls and procedures were effective. See Section II.F.4 of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm#iif4.
6. We note your disclosure that "[t]here have been no material changes in our internal controls or in other factors that could materially affect internal controls subsequent to December 31, 2004."
Please revise to clarify, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B, which became effective on August 14, 2003. See also Section II.J. of Securities Act Release
No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm#iij.

Exhibit 31-1
Exhibit 31-2
7. Please revise to remove your exhibits from the body of the periodic report. The exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the periodic report.

Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
5,
2005
8. Please comply with the comments above as applicable to this quarterly report on Form 10-Q.


* * * * *


      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Kenya Wright, Staff Accountant, at (202)
551-
3373 or Melissa Hauber, Senior Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry M. Spirgel
								Assistant Director

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Mr. Paul R. Gardner
Concorde Career Colleges, Inc.
May 16, 2005
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